

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

Via E-mail
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada, M5X 1A1

> **Re: Bank of Montreal**
> **Form 40-F for the Fiscal Year Ended October 31, 2012**
> **Filed December 4, 2012**
> **Response dated June 21, 2013**
> **File No. 001-13354**

Dear Mr. Flynn:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 99.2

Management's Discussion and Analysis, page 24

Critical Accounting Estimates, page 70

Goodwill and Intangible Assets, page 72

1.   You state in your response to prior comment 4 that the Canadian Mortgage Housing Corporation (CMHC) automated valuation model (AVM) service is used for residential mortgages that are below a certain threshold and have a loan-to-value (LTV) ratio within

a specified range. We further note that you test the output of this AVM model by taking a sample of existing valuation assessments and running them through the AVM model to determine if the output from the model is consistent with the other valuation process. Please address the following:

- In future filings, disclose the specific threshold and LTV ratio range that determines your use of the CMHC AVM given that the threshold for use of AVM is also driven by the AVM output because the LTV is based upon the AVM valuation of the underlying property.

- Confirm that in future filings you will disclose how you validate the valuations provided by the AVM, including a description of the "existing valuation assessments" and "alternative means" that you utilize for determining that the output from the AVM was consistent with your valuation findings.

Exhibit 99.3

Notes to Consolidated Financial Statements, page 124

Note 4: Loans, Customers' Liability under Acceptances and …., page 131

Purchased Loans, page 133

2.   Refer to your response to prior comment 6. We note that the incurred credit mark for purchased performing loans represents the estimate of future cash flows that are not expected to be collected on the acquired portfolio of purchased performing loans based on incurred but not specifically identified losses inherent in the portfolio. Please tell us the following related to your purchased performing loan portfolio:

- How you differentiate between loan pools with incurred losses and those pools without incurred losses within this portfolio.

- We note your response to prior comment 8 that you performed a detailed review of the risk rating of the purchase performing loans at acquisition and based on this review, you determined the incurred losses in the portfolio that have not been identified within individual performing loans. Tell us the other characteristics, such as past due status, you relied upon in determining the loan pools with incurred losses.

- Discuss whether the loans with incurred losses were purchased at a discount due to credit quality, and clarify how the incurred credit losses are reflected in the price.

- Tell us whether the effective interest rate you calculated on the purchased performing loans with incurred losses is equivalent or similar to a market yield. To the extent that the effective interest rate is not, tell us why, and how you concluded that the effective interest rate determined for these loans is consistent with the guidance in paragraph BC 32 of IAS 39.

3. Refer to your response to prior comment 6 regarding revolving credit facilities and where you state that since you have committed to lend at any time, amortizing the total interest rate mark and credit mark to income on a straight line basis over the term of the facility best reflects your standby obligation. Please respond to the following:

    -   Tell us how you concluded that it was unlikely that specific lending arrangements will be entered into and the loan commitment is outside the scope of IAS 39 for all acquired revolving balances. In this regard, if it was probable that you will enter into a specific loan arrangement, and the loan commitment is not within the scope of IAS 39, then the commitment fee is deferred and recognized as an adjustment to the effective interest rate. In your response, provide quantitative information regarding the undrawn facilities for which you think usage is probable versus unlikely to occur.

    -   For revolving loans that had an existing balance at acquisition, tell us why you did not use the effective interest rate guidance outlined in IAS 39.9.

    -   Separately quantify the amount of the discount related to credit and interest rates on the revolving loans.

    -   Tell us why you are amortizing the total interest and credit marks on a straight-line basis over the term of the facility as opposed to the expected life of the loan.

4. You state in response to prior comment 8 that your credit mark on purchased credit impaired loans was only an incurred credit mark. Please confirm for us that in your determination of this incurred credit mark you did not consider events expected to occur in a future period.

5. We note from your response to prior comments 6 and 8 that your accounting policy for increases in the estimated cash flows of the acquired loans subsequent to acquisition is different for purchased performing loans and purchased credit impaired. For purchased performing loans, an increase in the estimated cash flows would be recorded to the provision only up to the amount of cumulative collective allowance recorded on this portfolio and any additional increase is recorded as net interest income. However, for your purchased credit impaired loans, all subsequent increases in estimated cash flows are recoveries to the provision. Please address the following:

    -   Explain why you have two different policies for your purchased performing and purchased credit impaired loans considering at acquisition neither portfolio has an allowance and the increase in estimated cash flows recorded through the provision when there is no subsequent allowance would result in a negative allowance for both portfolios.

- In future filings, clearly disclose the amount recorded in the provision as a recovery due to increases in estimated cash flows for the purchased credit impaired portfolio. Separately, disclose the amount of net interest income and reduction in the provision recorded during the period for improvements in the cash flows of the purchased performing loans.

6.   As a related matter, you disclosed on page 40 of Exhibit 2 that the adjusted provision for credit losses (PCL) excludes provisions related to the Marshall & Ilsley Corporation (M&I) purchased performing loan portfolio, and included in the adjusted PCL in 2012 was a recovery of $509 million related to the M&I purchased credit impaired loan portfolio. Please tell us why you include the recoveries related to the M&I acquired loans portfolio in your adjusted PCL, but do not include the provisions. In future filings, consider revising your adjusted PCL calculation to be consistent in amounts included or excluded related to the M&I acquired loan portfolio.

       You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant